UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q

☐ Form 10-D☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    Quarterly Period Ended March 31, 2016

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Newpark Resources, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

9320 Lakeside Boulevard, Suite 100

Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77381

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Newpark Resources, Inc. (the “Company”) has determined that it is unable to file its Form 10-Q for the quarterly period ended March 31, 2016 within the prescribed time period without unreasonable effort or expense for the following reasons.

Following the significant decline in customer activity during the first quarter of 2016, we are not in compliance as of March 31, 2016 with the consolidated leverage ratio and interest coverage ratio covenants included in our Third Amended and Restated Credit Agreement, as amended by the First Amendment to the Third Amended and Restated Credit Agreement (as amended, the “Credit Agreement”). In addition, due to the ongoing adverse industry conditions, the Company expects to continue to have difficulty complying with the consolidated leverage ratio and interest coverage ratios in our Credit Agreement throughout 2016 and into 2017. We had no outstanding borrowings under our Credit Agreement at March 31, 2016 and continue to have no borrowings outstanding. The Company is in advanced discussions with the banks participating in its Credit Agreement regarding an amendment to the Credit Agreement, which includes a waiver of the non-compliance with the covenants, and incorporates asset-based lending characteristics in the near-term, rather than cash-flow driven capacity, to provide us with a greater level of assured access to additional liquidity through the market cycle, if needed. The Company is also in advanced discussions regarding an alternative asset-based financing arrangement, which may replace the Credit Agreement.

While the Company anticipated being able to obtain a waiver or amendment to its Credit Agreement or enter into an alternative financing arrangement prior to the deadline to file its Form 10-Q for the quarterly period ended March 31, 2016, the Company has not yet executed a waiver or amendment to its Credit Agreement or entered into an alternative financing arrangement to resolve the current and anticipated non-compliance with the financial covenants under the Credit Agreement or replace the Credit Agreement. However, the Company anticipates being able to complete the process to obtain a waiver or amendment to its Credit Agreement or enter into an alternative financing arrangement by May 13, 2016. As a result of the Company not being in compliance with its financial covenants as of March 31, 2016 and the ongoing efforts to finalize a waiver or amendment to its Credit Agreement or enter into an alternative financing arrangement, the Company requires additional time to (i) complete an assessment of its liquidity and to complete the related disclosure in its Form 10-Q, which will be significantly altered in the event the Company enters into an alternative asset-based financing arrangement, and (ii) allow the Company’s auditor’s to complete their review of the Company’s financial statements and related disclosures in light of any such waiver or amendment to our Credit Agreement or the entry into such alternative financing arrangement prior to the filing of our Form 10-Q. As such, the Company is unable to file its Form 10-Q for the quarterly period ended March 31, 2016 within the prescribed time period without unreasonable effort or expense.

The Company expects to file its Form 10-Q for the quarterly period ended March 31, 2016 within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gregg S. Piontek	(281)	362-6800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒      No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Newpark Resources, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2016	By:	/s/ Gregg S. Piontek
Vice President and Chief Financial Officer